1001 Pennsylvania Avenue, NW, Washington, DC 20004-2595 ■ p 202 624-2500 ■ f 202 628-5116

crowell moring

R. Timothy McCrum
(202) 624-2752
rmccrum@crowell.com

288:kmk
103760.001

October 19, 2012

Privileged & Confidential

Thomas C. Shrake
President and CEO
Pacific Rim Mining Corp.
3545 Airway Drive – Suite 105
Reno, NV 89511

***Re: Pac Rim Cayman LLC v. Republic of El Salvador* (ICSID Case No. ARB/09/12)**

Dear Tom:

This letter follows up on our discussions this week. Crowell & Moring LLP agrees to handle the entire merits phase of the El Salvador arbitration before the International Centre for the Settlement of Investment Disputes ("ICSID") and the related government affairs activity on behalf of Pacific Rim Mining Corp. and its subsidiary Pac Rim Cayman LLC (collectively "Pacific Rim"). We are very pleased to be able to continue working with you on this final and critical phase of this dispute. This letter outlines the terms and approach that we have agreed upon.

1. The ICSID arbitration team will consist of myself, Kassi Tallent, Ian Laird, and Ashley Rivera and George Ruttinger, as needed.

2. Paul Behrends will continue on the government affairs front, and settlement on favorable terms will be a priority for us. Paul will work at standard rates for a not to exceed fee of $15,000 per month, plus incidental expenses (travel, *etc*). Invoices for Paul's time and expenses will be issued monthly, and Pacific Rim will pay such invoices within 30 days of receipt. You agree that we will mutually review Paul's work on this matter quarterly, and that we will make equitable adjustments to Paul's charges on a going-forward basis, although at this time, we do not anticipate that such adjustments will be necessary, assuming Paul's scope of work remains consistent with what Pacific Rim has asked Paul to undertake in the past six months.

3. We will promptly request a six-month extension of all current case schedule dates. We cannot, of course, make any guarantees that our request for that long of an extension will be successful, but we will advance the strongest case we can for the requested extension.

4. Pacific Rim will, concurrent with your acceptance of this new proposal, make a \$500,000 payment on our current accounts receivable balance of \$1,472,249.72, as of September 30, 2012. For the remaining accounts receivable balance, we have agreed that Pacific Rim is obligated to pay \$20,000 per month starting January 2, 2013, and on the first business day of each succeeding month, until another \$240,000 is paid on the existing accounts receivable balance, following which Pacific Rim will make one additional payment of \$10,000, to bring the total 2013 payment against the accounts receivable balance under this paragraph to \$250,000. Payment of the remaining accounts receivable balance (\$722,249.72) would be deferred until a significant funding event occurs with your company (*i.e.*, the cash infusion, or commitment of funds or credit in an amount that reasonably enables Pacific Rim to make further payments), or favorable case resolution occurs (as defined below).

5. Our arbitration legal team will work at 70% of our standard rates; our rates are adjusted annually by our Management Board, with new rates becoming effective as of January 1 each year. Pacific Rim will be obligated to pay the invoiced fees after the date hereof until a total of \$1.4 million of fees on the merits phase of the arbitration has been incurred and invoiced. A success fee of \$2 million would be paid if the dispute is resolved on favorable terms to Pacific Rim before the hearing. This would rise to \$2.5 million if favorable resolution occurs after the ICSID hearing. For purposes of the success fee, "favorable terms" and "favorable resolution" would include any one of the following, individually or in combination: (a) El Salvador granting the exploitation concession and needed permits for the El Dorado Project sufficient for the commencement of commercial production; (b) an award of damages and recovery that compensates Pacific Rim for at least its investment in the El Dorado mine project in an amount not less than \$50 million; (c) a merger or acquisition of Pacific Rim that effectively results in Pacific Rim (or any entity which acquires it or into which it is merged or consolidated) increasing the market capitalization attributable to the Pacific Rim shareholders by at least \$50 million or, if Pacific Rim or any entity which acquires it or into which it is merged or consolidated is not a public company after such transaction, the value of the transaction is at least \$50 million attributable to the Pacific Rim shareholders, such merger, acquisition or other transaction resulting from a favorable result with respect to the El Dorado Project; or (d) an outcome which is substantially the equivalent of one of the foregoing options.

6. Pacific Rim agrees that it will pay in full all reasonable expenses of the arbitration, including travel costs, expert costs, arbitrator fees, and all other expenses reasonably incurred by Crowell & Moring in support of the arbitration. Expenses above \$2,500 will be submitted to Pacific Rim in advance for approval; Crowell & Moring may submit to Pacific Rim for direct payment to the vendor any expenses in excess of \$2,500 that have been approved in advance by Pacific Rim.

7. Pacific Rim agrees to pay all direct expense invoices, and all of Crowell & Moring invoices issued after the date hereof for fees and expenses, within thirty (30) days of receipt.

8(a). In the event that Pacific Rim elects to terminate our engagement prior to the resolution of the dispute, but after substantial completion of the work, the success fee shall be payable if the conditions for payment of the success fee occur.

(b). If Pacific Rim elects to terminate our engagement before substantial completion of the work without cause, then we are entitled to, at our option, a pro rata portion of the success fee, if the conditions for its payment later exist, or our unpaid fees based on our standard hourly rates (not discounted) and recorded time, payable at the time of termination. "Without cause" means without a cause that would constitute a breach of professional ethics or breach of an applicable standard of professional duty.

We will be developing the case strategy and selecting expert witnesses in the weeks and months ahead in close consultation with you. We will also be working with Paul Behrends and Otto Reich to advance settlement opportunities.

As the above terms vary from our current fee agreement, we have advised you that Pacific Rim should seek the advice of independent counsel on whether to enter into this modified fee agreement.

We appreciate your confidence in Crowell & Moring, and look forward to working closely with you to resolve your claims against El Salvador.

Very truly yours,

Tim

R. Timothy McCrum

cc: George Ruttinger
Paul Behrends

AGREED:

PACIFIC RIM MINING CORP.

Thomas C. Shrake
President and CEO

October 22, 2012

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